November 17, 2006

Via EDGAR

Securities and Exchange Commission
ATTN: April Sifford and Gary Newberry
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:    Comment letter dated October 18, 2006
          Solitario Resources Corporation ("Solitario or the "Company")
          Form 10-K for the Year Ended December 31, 2005
          Filed on March 28, 2006
          SEC File No. 0-50602

Dear Ms. Sifford and Mr. Newberry:

          Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the "Staff"). The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Furthermore, Solitario acknowledges the following:

          Solitario is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission (the "SEC"); and

          Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and

          Solitario may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

SEC COMMENT:

Form 10-K For the Fiscal Year ended December 31, 2005
Consolidated Statements of Operations

1.          We have considered your response to our prior comment number one in our letter dated August 23, 2006. We do not agree with your conclusion for the reasons discussed in our prior letters and for the following reasons.

Refer to Industry Guide 7(a)(4)(i) and related instructions, which make it clear that Statement of Financial Accounting Standards (SFAS) 7 applies to an exploration stage company. We further note that the majority of your expenses are classified as exploration expenses, and that the disclosures in your website, www.solitarioresources.com, and your Form 10-K emphasize that you are engaged in exploring resource properties. As such it would appear to be your "ongoing major central operations," as contemplated by Concept Statement 5, paragraph 83(b).

We agree that the sale of the Yanacocha property would not be considered discontinued operation under SFAS 144. However, SFAS 121, which you have cited to support your position, does not require such sale to be reported as revenue, but only as a component of

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income from continuing operations. We continue to believe that such sale would be classified as a gain or loss, and not as revenue as defined in Regulation S-X 5-03(b), given your ongoing major central operations.

We further note that Appendix B of SFAS 121 states that it applies to the provisions of SFAS 7 with regard to general impairment. As such disposal reported under the provisions of SFAS 121 does not in itself that the provisions of SFAS 7 no longer apply.

We therefore reissue our prior comment four in our letter of July 14, 2006.

RESPONSE:

          As a result of our conference call on November 9, 2006 with the Staff, we propose the following additional disclosures to clarify the nature of our business, which currently excludes the potential development of mining properties on our own, and the timing of certain receipts for readers of our financial statements. We believe these disclosures, which we propose to make on our website and in all future filings, will provide the reader with a better understanding of our business and differentiate us from a development stage enterprise as contemplated by SFAS 7. As was discussed in the conference call with the Staff, once we are in agreement on the appropriate language for the proposed disclosures below, the additional disclosures contemplated by SFAS 7, paragraph 11, would not be required.

Proposed disclosures:

Website at www.solitarioresources.com

Homepage opening paragraph

          Solitario Resources Corporation is an exploration stage company that engages in the acquisition and exploration of mineral properties principally for sale or joint venture prior to the establishment of proven and probable reserves. Although Solitario's mineral properties may be developed in the future through a joint venture, Solitario has never developed a mineral property and does not anticipate developing any of its currently owned mineral properties on its own.

Form 10-Q

(Note these proposed disclosures are modified from our third quarter Form 10-Q, with the proposed prospective changes shown here. All future filings, including our Annual Report on Form 10-K would include similar disclosures.)

Notes to financial statements

1.     Business and Significant Accounting Policies

Business

          Solitario Resources Corporation ("Solitario") is an exploration stage company that engages in the acquisition and exploration of mineral properties principally for sale or joint venture prior to the establishment of proven and probable reserves. Although Solitario's mineral properties may be developed in the future through a joint venture, Solitario has never developed a mineral property and does not anticipate developing any of its currently owned mineral properties on its own. At September 30, 2006, Solitario's mineral properties are located in Mexico, Brazil, Bolivia and Peru. Solitario was incorporated in the state of Colorado on November 15, 1984 as a wholly owned subsidiary of Crown Resource Corp. of Colorado, a wholly-owned subsidiary of Crown Resources Corporation (individually and collectively, "Crown"). Solitario has been active in the exploration of mineral properties since 1993, when it became a public company in Canada through a listing on the Toronto Stock Exchange. In February 2004, Solitario became a public

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company in the United States as part of a registration with the United States Securities and Exchange Commission. On July 26, 2004, Crown distributed its holdings of Solitario to its shareholders in a spin-off. See recent developments below.

Item 2.   Management's Discussion and Analysis of Financial Condition and Results of Operations

(a). Business Overview and Summary

          We are an exploration stage company with a focus on the acquisition of precious and base metal properties with exploration potential. We acquire and hold a portfolio of exploration properties for future sale or joint venture prior to the establishment of proven and probable reserves. Although our mineral properties may be developed in the future through a joint venture, we have never developed a mineral property and we do not anticipate developing any currently owned mineral properties on our own in the future. We were incorporated in the state of Colorado on November 15, 1984 as a wholly owned subsidiary of Crown. We have been actively involved in this business since 1993 and have in the past recorded revenues from joint venture payments and the sale of these properties on an infrequent basis, with the last significant revenues recorded in 2000 upon the sale of our Yanacocha property for $6,000,000.  We expect future revenues from joint venture payments or the sale of properties, if any, would also occur on an infrequent basis. At September 30, 2006 we had ten exploration properties in Peru, Bolivia, Mexico and Brazil. We are conducting exploration activities in all of those countries. On July 26, 2004, Crown completed a spin-off of its holdings of our shares to its shareholders, whereby each Crown shareholder received 0.2169 shares of our common stock for each Crown share they owned. Crown was acquired by Kinross upon the completion of the Crown - Kinross merger and Kinross currently owns less than one percent of our outstanding common stock.

          Our principal expertise is in identifying mineral properties with promising mineral potential, acquiring these mineral properties and exploring them to enable us to sell or joint venture these properties prior to the establishment of proven and probable reserves. Currently we have no mineral properties in development and we do not anticipate developing any currently owned properties on our own in the future. We currently own ten mineral properties under exploration and we own our Yanacocha royalty interest. Our goal is to discover economic deposits on our mineral properties and advance these deposits, either on our own or through joint ventures, up to the development stage (development activities include, among other things, the completion of a feasibility study, the identification of proven and probable reserves, as well as permitting and preparing a deposit for mining). At that point we would attempt to either sell our mineral properties or pursue their development through a joint venture with a partner that has expertise in mining operations.

          In analyzing our activities, the most significant aspect relates to results of our exploration activities and those of our joint venture partners on a property-by-property basis. When our exploration activities, including drilling, sampling and geologic testing indicate a project may not be economic or contain sufficient geologic or economic potential we may impair or completely write-off the property. Another significant factor in the success or failure of our activities is the price of commodities. For example, when the price of gold is up, the value of gold-bearing mineral properties increases, however, it also becomes more difficult and expensive to locate and acquire new gold-bearing mineral properties with potential to have economic deposits.

          The potential sale, joint venture or development through a joint venture of our mineral properties will occur, if at all, on an infrequent basis. Accordingly, while we conduct exploration activities, we need to maintain and replenish our capital resources. We have met our need for capital in the past through (i) sale of properties, which last occurred in 2000 with the sale of our Yanacocha property for $6,000,000; (ii) joint venture payments, which last occurred during the years from 1996 through 2000; (iii) investment in Kinross (previously Crown); (iv) issuance of

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common stock, including exercise of options, and through private placements; (v) and more recently as part of a strategic alliance with major mining companies. We have reduced our exposure to the costs of our exploration activities through the use of joint ventures. We anticipate these practices will continue for the foreseeable future although we expect that our primary funds will come from the sale of our investment in Kinross.

(d.) Liquidity and Capital Resources

          Due to the nature of the mining business, the acquisition, and exploration of mineral properties requires significant expenditures prior to the commencement of development and production. In the past, we have financed our activities through the sale of our properties, joint venture arrangements, the sale our securities and most recently from the sale of our marketable equity security investment in Kinross. The receipts from joint venture payments last occurred during the years from 1996 through 2000 and the sale of properties last occurred in 2000 upon the sale of our Yanacocha property for $6,000,000.  We expect future revenues from joint venture payments and from the sale of properties, if any, would also occur on an infrequent basis. To the extent necessary, we expect to continue to use similar financing techniques; however, there is no assurance that such financing will be available to us on acceptable terms, if at all.

SUMMARY AND CONCLUSION:

          As a result of the proposed disclosure to be currently included in our website, and the prospective disclosures discussed above, Solitario does not believe amending the currently filed 2005 Form 10-K, would provide significant additional benefit to readers of our periodic reports. Accordingly we believe it is not necessary to file an amended 2005 Form 10-K.

If you have any questions regarding this response letter, please contact either Christopher E. Herald or me at Solitario at (303) 534-1030.

Sincerely,

/s/ James R. Maronick
CFO
Solitario Resources Corporation

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